FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2013

CGG

Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

Second CGG BroadSeis multi-client survey in Norway offers new seismic footprint in Barents Sea

Paris, France – 9 October, 2013

CGG announced today that it has successfully completed a second BroadSeisTM multi-client survey offshore Norway. The survey covers a 2,300 km2 area in the Barents Sea. Fast-track processing deliverables will be available by the end of 2013 and final processing products by August 2014.

This second BroadSeis 3D survey is located in the southeastern part of the Barents Sea adjacent to the recent eastward extension of Norwegian territory as a result of the border agreement between Norway and Russia. New data is required to assess the petroleum potential in this region.

The Barents Sea BroadSeis survey follows on from CGG’s recent first BroadSeis multi-client survey offshore Norway which targeted the Halten Terrace. The industry has shown strong interest in this new multi-client data acquired with CGG’s broadband technology and initial results just released show a significant improvement in the imaging of deeper targets.

Jean-Georges Malcor, CEO, CGG, said: “CGG regards Norway as an important region for the expansion of its multi-client activities and is working on several new projects including the Barents Sea survey. Our geologists are optimistic about this region’s oil potential and we consider it to be a strong candidate for inclusion in Norway’s 23rd licensing round set to take place in the second half of 2014. Our recently expanded team of multi-client experts in Norway drew on their extensive knowledge of the Barents Sea region to design this BroadSeis survey and we are convinced that the resulting images will enhance the industry’s geological understanding of this promising region.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs 10,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Communications

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 9th, 2013	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP